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SEC Mail Processing Section
APR 28 2009
Washington, DC 105

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 48957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 BROADHOLLOW ROAD, SUITE 42
(No. and Street)

MELVILLE, (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN BOXER (1631) 617-6150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLEN BOXER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL, LP, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICE FREDERIQUE
Notary Public, State of New York
No. 01FR6131526
Qualified in Queens County
Commission Expires August 08, 2009
New York, NY

Signature

CEO
Title

Alice Frederique 4/27/2009
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Alexander Capital, L.P.
445 Broadhollow Road
Melville, N.Y. 10004

We have audited the accompanying statement of financial conditions of Alexander Capital, L.P. as of December 31, 2008 and 2007 and the related statements of income, changes in partner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During our audit, I found that certain deposits were made by H K Landis's owners on the behalf of H K Landis. As soon as I notified management of the error, management made the correction. However, as requested by FINRA, Alexander Capital, LP is filing amended financial statements (the effects of the changes are explained in the note "Net Capital Required").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2008 and 2007 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tamas B. Revai, C.P.A.
April 27, 2009

ALEXANDER CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITIONS
as of
December 31,

ASSETS

	2008	2007
Current Assets:		
Cash and Cash Equivalents	$ (1,919)	$ 393
Clearing Broker Deposits	70,000	70,000
Commission Receivable	7,254	-0-
Total Current Assets	**$ 75,335**	**$ 70,393**
Furniture and Equipment (net of accumulated depreciation $6,962 in 2008 and of $6,241 in 2007)	851	1,572
Total Assets	**$ 76,186**	**$ 71,965**

LIABILITIES AND PARTNERS' CAPITAL

	2008	2007
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 67,580	$ 23,383
Loan Payable – Dell – Current portion	-0-	1,404
Total Current Liabilities	**$ 67,580**	**$ 24,787**
Loan Payable – Dell – Non-Current Portion	-0-	2,535
Loan from Owner of Partner	135,525	13,577
Total Liabilities	**$ 203,105**	**$ 40,899**
Partners' Capital		
Partners' Capital	$ (126,919)	$ 31,066
Total Partners' Capital	**$(126,919)**	**$ 31,066**
Total Liabilities and Partners' Capital	**$ 76,186**	**$ 71,965**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
CHANGES IN PARTNERS CAPITAL
as of
December 31,

	2008	2007
Partners Capital at January 1,	$ 31,066	$ 64,278
Net Income (Loss)	(218,522)	(83,212)
Capital Contribution	60,537	50,000
Distribution to Partners	-0-	-0-
Partners Capital at December 31,	**$ (126,919)**	**$ 31,066**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
STATEMENT OF INCOME
For the Years Ended December 31,

	2008	2007
Revenues:		
Commissions- Net of clearing expenses, execution charges	$ 234.167	$ 12,686
Total Revenues	**$ 234,167**	**$ 12,686**
Expenses:		
Communication	$ 18,124	$ 14,369
Depreciation	721	1,199
Dues and Fees	36,650	10,980
Office and Administration Expenses	129,033	19,967
Professional and Consulting Fees	4,750	1,675
Rent	69,163	34,484
Salaries and Commissions	189,087	45,867
Taxes	10,510	6,945
Total Expenses	**$ 458,038**	**$ 135,486**
Net Income/(Loss) from Operation	**$ (223,871)**	**$ (122,800)**
Other Income and Loss:		
NASD Distribution	$ -0-	$ 35,000
Interest Income	5,349	4,588
Total Other Income	**$ 5,349**	**$ 39,588**
Net Income (Loss)	**$(218,522)**	**$ (83,212)**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended
December 31,

	2008	2007
Cash flows from operating activities:		
Net Income (Loss)	$ (218,522,)	$ (83,212)
Adjustments to reconcile net income/(net loss) to net cash provided by (used in) operating activities:		
Depreciation	721	1,199
Changes in Current Assets and Current Liabilities:		
Decrease (increase) in Commission Receivable	(7,254)	5,018
Decrease in Loans Payable	(1,404)	-0-
Increase/ (Decrease) in Accounts Payable Accrued Expenses	44,197	9,469
Net cash provided by (used in) operating activities	**$ (182,262)**	**$ (67,526)**
Increase/(Decrease) in Long Term Debt	$ (16,112)	$ 14,291
Increase in Loan from Owner of Partner	135,525	-0-
Capital Contribution	60,537	50,000
Total Cash provided by Financing Activities	**$ 179,950**	**$ 64,291**
Increase (Decrease) in Cash	**$ (2,312)**	**$ (3,235)**
Cash - Beginning of year	$ 393	$ 3,628
Cash - End of Year	**$ (1,919)**	**$ 393**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Organization:

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

In September 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Derek Washington.
In October 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Joshua Kallan.

In March 2008 Joshua Kallan decided he would not be able to be an active partner of Alexander Capital, LP, he would not take the necessary Finra qualifying examinations and requested his ownership be sold. Shortly thereafter, it was agreed to, and arranged, for H K Landis to purchase the 24.3% partner ownership interest from Kallan through Allen Boxer.

Additionally, it was further agreed to and arranged, based upon FINRA approval, that H K Landis or its associates could purchase additional ownership interest of Alexander Capital, LP from Derek Washington and Allen Boxer to the extent of H K Landis or associates gaining control and acquiring a total of 90% of the ownership of Alexander Capital, LP.

As of March 30, 2009, Alexander Capital, LP and H K Landis are still waiting for FINRA's final approval of the above transaction.

In April 2008, the Company commenced operation of a branch office in Hauppauge, New York, which moved shortly thereafter to Melville, NY.

In November 2008, the Company consolidated its main office into the Melville, NY location, and closed its office at 11 Broadway, New York, NY.

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Use of Estimates:

Management of the Partnership uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company reached agreement with National Financial Services to clear all securities through their facilities. As of December 31, 2008 the security balance with the clearing broker was $70,000.

Liabilities Subordinated to Claims of General Creditors:

At December 31, 2008 and 2007 the Company had no liabilities subordinated to claims of General creditors.

Net Capital Required:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

We found, that over the course of H K Landis's ownership interest in Alexander Capital, LP., there were times that additional deposits of capital were incorrectly deposited to the Alexander Capital LP's accounts, for H K Landis, on its behalf by the owners of H K Landis. The deposits should have been deposited directly by H K Landis.

If all the contributions had been deposited correctly during the year ended December 31, 2008 the Partnership would have a net capital of $7,755, which would be $2,755 in excess of its required net capital of $5,000. The Partnerships' net capital ratio would than be 8.71 TO 1.00.

During the year, partners or their owners contributed $196,062. From this amount $135,525 had to be recorded as loans, because of the incorrect deposits stated above, and $60,537 as Capital Contributions.

As a result, Alexander Capital, LP did not have sufficient capital from June 30, 2008, to March 30, 2009, when the deposit corrections were made by H K Landis. The $135,525 was deposited correctly by H K Landis, and the $135,525 of incorrect deposits were reversed and paid back to the owners of H K Landis, who had made the incorrect deposits.

SCHEDULE I

ALEXANDER CAPITAL, L.P.

BASIC NET CAPITAL REQUIREMENT

UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of

December 31,

	2008	2007
Net Capital:		
Total partners' capital, qualified for net capital	$ (126,919)	$ 31,066
Add: Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-0-	-0-
Total Capital and allowable subordinated liabilities	$ (126,919)	$ 31,066
Less: Non-allowable Assets		
Other Receivables	-0-	-0-
Fixed Assets	(851)	(1,572)
Net Capital	**$(127,770)**	**$ 29,494**
Aggregate Indebtedness:		
Accrued Expenses and Taxes		
Loan from Partner	$ 67,580	$ 23,383
Loan Payable	135,525	13,577
	-0-	3,939
Total Aggregate Indebtedness	$ 203,105	$ 40,899
Computation of Basic Net Capital Requirements:		
Minimum Capital Required	$ 5,000	$ 2,727
Minimum dollar Net Capital Requirement	**$ 5,000**	**$ 5,000**
Excess Net Capital/(Capital Deficit)	**$(132,770)**	**$ 24,494**
Excess Net Capital at 1000%	$ -0-	$ 25,404
Ratio: Aggregate Indebtedness to Net Capital	N/A	1.39 to 1.00
Percentage Debt to Debt/Equity	N/A	N/A

The accompanying notes are an integral part of the financial statements.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a – 5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the financial statements of Alexander Capital, L.P. as of and for the year ended December 31, 2008 and have issued our report thereon April 27, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commssion. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
April 27, 2009

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL L.P.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED DECEMBER 31, 2008 and FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

Net Capital, as reported in Company's FOCUS REPORT at December 31, 2008	$ 24,635
Audit adjustment:	
Increase in Cash	600
Decrease of Capital	(135,525)
Decrease in Receivable	(49)
Increase in Accrued Expenses	(16,159)
Decrease in Fixed Assets	(421)
Net Capital	**$ (126,919)**

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.
Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We found, that over the the course of H K Landis's ownership interest in Alexander Capital, LP., there were times that additional deposits of Capital were made to the Alexander Capital LP,s accounts, for H K Landis on its behalf, by the owners of H K Landis. It was found that, in an effort to expedite some of the deposits, the funds were deposited, coming directly from some of H K Landis's associates, instead of first being deposited into H K Landis and than being turned around by H.K. Landis and deposited to Alexander Capital.
Upon discovery and realization of the inadvertent complex nature of these deposits, it was decided to correct the situation. H K Landis directly deposited amounts equal to all of the deposits in question into Alexander Capital, LP; and Alexander Capital, LP issued amounts equal to all of the deposits in question back to the depositors of the deposits in question; so that the amount of these Capital Contributions to Alexander Capital, LP by H K Landis is now correct and not complex.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Tamas B. Revai, C.P.A.